FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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[    ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

(Print or Type Reponses)

1. Name and Address of Reporting Person* Tsai, Jr. Gerald	2. Issuer Name and Ticker or Trading Symbol Zenith National Insurance Corp. (ZNT)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

[ X ] Director                          [    ] 10% Owner

[    ] Officer (give title below)    [    ] Other (specify below)

_______________________________________________

(Last) (First) (Middle) 200 Park Avenue, Suite 4522	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 24, 2003
(Street) New York New York 10166		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [ X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I—Non–Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/24/03		P		5000	A	$20.05
Common Stock	03/24/03		P		4000	A	$20.20
Common Stock	03/24/03		P		1000	A	$20.15
Common Stock	03/24/03		P		500	A	$20.08
Common Stock	03/21/03		P		2900	A	$20.73
Common Stock	03/21/03		P		2900	A	$20.78
Common Stock	03/21/03		P		1000	A	$20.76
Common Stock	03/21/03		P		1000	A	$20.72
Common Stock	03/21/03		P		2000	A	$20.75
Common Stock	03/21/03		P		1000	A	$20.83
Common Stock	03/21/03		P		2000	A	$20.80
Common Stock	03/21/03		P		1200	A	$20.747
Common Stock	03/21/03		P		500	A	$20.726
Common Stock	03/21/03		P		5000	A	$20.70
Common Stock	03/21/03		P		5000	A	$20.687
Common Stock	03/21/03		P		5000	A	$20.60	50,000	1	(1)

Table II—Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Expiration Date

Explanation of Responses:

(1)   Held in Individual Retirement Plan account

/s/ Gerald Tsai, Jr. ———————————————————— **Signature of Reporting Person	March 25,2003 —————————————— Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, See Instruction 4(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.